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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  5

Name of Issuer:  BGS Systems, Inc.

Title of Class of Securities:  Common Stock, $.10 par value

CUSIP Number:  55-44-2107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     C. Russel Hansen, Jr., c/o BGS Systems, Inc., One First
     Avenue, Waltham, MA 02254-9111 (tel. no. 617-891-0000)

     (Date of Event which Requires Filing of this Statement)

                          May 16, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 55-44-2107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert P. Goldberg Revocable Trust #2; 04-6764262

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         None

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Commonwealth of Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         None

8.  Shared Voting Power:

         764,322

9.  Sole Dispositive Power:

         None

10. Shared Dispositive Power:

         764,322

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         764,322

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         12.2%

14. Type of Reporting Person

         OO














































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CUSIP No.: 55-44-2107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Judith N. Goldberg

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         None

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

          12,000

8.  Shared Voting Power:

         939,322

9.  Sole Dispositive Power:

          12,000

10. Shared Dispositive Power:

         939,322

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,086,514

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares /X/



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13. Percent of Class Represented by Amount in Row (11)

         17.3%

14. Type of Reporting Person

         IN














































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CUSIP No.: 55-44-2107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         C. Russel Hansen, Jr.; ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         None

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Commonwealth of Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

          22,024

8.  Shared Voting Power:

         886,642

9.  Sole Dispositive Power:

          22,042

10. Shared Dispositive Power:

         886,642

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         908,684

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares /X/



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13. Percent of Class Represented by Amount in Row (11)

         14.5%

14. Type of Reporting Person

         OO














































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Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13-D-G of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Robert P. Goldberg
Revocable Trust #2 (the "Trust"), Judith N. Goldberg and
C. Russel Hansen, Jr. (collectively, sometimes referred to as the "Reporting Persons"), hereby file this Amendment No. 5
("Amendment No. 5") to the original Schedule 13D Statement
("Original 13D") dated January 24, 1994.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         There is no material change.

         Robert P. Goldberg (the Grantor of the Trust and one of the trustees) passed away on February 25, 1994.
         Judith N. Goldberg and C. Russel Hansen, Jr. are the remaining two Trustees and the Trust has, in effect become irrevocable. The business address of the Trust and the Trustees is 128 Allerton Road, Newton, Massachusetts 02161.

         Mrs. Goldberg has been a director of BGS Systems, Inc.
         since April 1994.

         Mr. Hansen is Vice President and General Counsel of BGS
         Systems, Inc.

         During the last five years, none of the Trust, Mr. Hansen or Mrs. Goldberg has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

         Mr. Hansen and Mrs. Goldberg are citizens of the United
         States of America.

         Mr. Hansen is an independent trustee, and it is his position that he has not agreed to act in concert with any of the other trustees with respect to the Stock comprising a portion of the Trust's assets or the Childrens' Trusts' (as hereinafter defined in Item 5) assets.


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Item 3.  Source and Amount of Funds or Other Consideration

         There is no material change.

         Robert P. Goldberg (the Grantor-Trustee) and the other trustees filed the original Schedule 13D to report the creation of the Trust. On January 14, 1994, Dr. Goldberg transferred by gift 519,661 shares of Stock (which constitutes 1,039,322 shares of Stock after giving effect to a subsequent 2 for 1 stock split) to the Trust for the benefit of the Grantor, his spouse and children.

Item 4.  Purpose of Transactions

         There is no material change.

         On January 14, 1994, Robert P. Goldberg transferred, for no consideration, 519,661 shares of Stock (which constitutes 1,039,322 shares of Stock after giving effect to a subsequent 2 for 1 stock split) to the Trust pursuant to the Robert P. Goldberg Revocable Trust #2 Trust Agreement (the "Trust Agreement") dated
         January 12, 1994. The Trust Agreement was filed as an exhibit to the original Schedule 13D Statement dated January 24, 1994.

         The Trustees have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of 13D. Mr. Hansen is an independent trustee under both trusts, and it is his position that he has not agreed to act in concert with any of the other trustees with respect to the Stock comprising a portion of the Trust's assets or the Childrens' Trusts (as hereinafter defined in Item 5) assets.

Item 5.  Interest in Securities of Issuer

         Item 5 is partially amended as follows:

         The following information is provided in response to
         Item 5 of Schedule 13D and the percentages are based on a total of 6,269,084 shares of Stock outstanding as of April 14, 1997, as disclosed in the Issuer's Proxy Statement dated May 6, 1997.

         On May 16, 1997, the Trust conveyed to Mrs. Goldberg 175,000 shares of Stock as a discretionary distribution without consideration. On May 16, 1997 Mrs. Goldberg conveyed the 175,000 shares of Stock she received to


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         Smiley Partners LP, a Delaware limited partnership (the
         "Partnership"), in exchange for 175 Limited Partner Units of the Partnership. Mrs. Goldberg is the sole limited partner owning a 99.9% limited partnership interest in the Partnership.

         As of the date of this Amendment No. 5, the Trust owns beneficially, within the meaning of Rule 13d-3, 764,322 shares of Stock, constituting approximately 12.2% of the outstanding shares of Stock. Mr. Hansen and Mrs. Goldberg as trustees of the Trust with equal voting rights, have shared power (by majority vote) to vote and control the disposition of all of the 764,322 shares of Stock owned by the Trust.

         Mrs. Goldberg owns beneficially, within the meaning of Rule 13d-3, 1,086,514 shares of Stock, constituting approximately 17.3% of the outstanding shares of Stock. These shares include: (a) 764,322 shares of Stock owned by the Trust, of which shares Mrs. Goldberg, as Trustee, has shared power to vote and control the disposition of all 764,322 shares, and (b) 12,000 shares which Mrs. Goldberg has the right to acquire within 60 days of May 21, 1997 through the exercise of options and excludes 20,000 shares of Stock subject to options which are not presently exercisable. The shares also include:
         (a) 12,872 shares of Stock held by Mrs. Goldberg's four children (3,218 shares each) who are of the age of majority and share Mrs. Goldberg's household and
         (b) 122,320 shares held by two unrelated co-trustees of four irrevocable trusts (30,580) shares in each trust) for the benefit of Mrs. Goldberg's four children created under the Childrens' Trust Agreement. A copy of the Childrens' Trust Agreement was filed as an exhibit to the original Schedule 13D Statement dated January 24, 1994. Neither Mrs. Goldberg nor her children possess voting power or investment discretion with respect to the shares held in the Children's Trusts. Mrs. Goldberg disclaims beneficial ownership of all 135,192 shares. The shares also include 175,000 shares of Stock held by the Partnership.

         Mr. Hansen owns beneficially, within the meaning of Rule 13d-3, 908,666 shares of Stock, constituting approximately 14.5% of the outstanding shares of Stock. These shares include (a) 764,322 shares of Stock owned by the Trust, of which shares, Mr. Hansen as Trustee, has shared power to vote and control the disposition of all 764,322 shares and (b) 122,320 shares of Stock held of record by the Children's Trusts of which Mr. Hansen is a co-trustee and has shared power to vote and control


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         the disposition of the 122,320 shares for the benefit of
         Mrs. Goldberg's children who are not related to Mr. Hansen. Mr. Hansen disclaims beneficial ownership of all 908,666 shares. The shares also include:
         (a) 6,024 shares owned by Mr. Hansen directly of which shares he possesses sole voting and dispositive power and (b) 16,000 shares of Stock subject to options which Mr. Hansen has the right to acquire within 60 days of May 21, 1997 through the exercise of options and excludes 4,000 shares of Stock subject to options which are not presently exercisable.

         The Trustees of the Trust may make such distributions, from time to time, to such one or more members of the class consisting of the Grantor's spouse and the Grantor's issue as the Trustees deem necessary or advisable for the distributee's health, education or support, giving first consideration to the needs of the Grantor's spouse, even if the Grantor shall have failed to direct such distributions.

         As previously discussed, Mr. Hansen, together with another unrelated trustee, pursuant to the terms of the Children's Trusts, has shared power to direct the receipt of dividends from, or the proceeds from the sale of Stock. The Trustees may make such distributions, from time to time, to such one or more members of the class consisting of each child, the child's spouse and issue as the Trustees deem advisable.

         Mr. Hansen is an independent trustee under all trusts and takes the position that he has not agreed to act in concert with any of the other trustees with respect to the Stock comprising a portion of the Trust's assets.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         There is no material change.

         Dr. Goldberg (the Grantor of the Trust and one of the trustees) passed away on February 24, 1994. Judith N.
         Goldberg and C. Russel Hansen, Jr. are the remaining trustees, and the Trust has, in effect, become irrevocable.

         The rights, powers and duties of the Reporting Persons with respect to the Trust, the Children's Trusts and the shares of Stock held by the Trust and the Childrens' Trusts are set forth in the Trust Agreement for the Trust dated January 12, 1994 and the Trust Agreement for


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         the Robert P. Goldberg Childrens' Trusts dated April 27,
         1983. These two Trust Agreements were filed as exhibits to the original Schedule 13D Statement dated January 24,
         1994.

         Mr. Hansen is an independent trustee under all trusts and takes the position that he has not agreed to act in concert with any of the other trustees with respect to the Stock comprising a portion of the Trusts' assets.


Item 7.  Material to be Filed as Exhibits

         An agreement Relating to the Filing of Joint
         Statements Pursuant to Rule 13d-1(f) is filed herewith as Exhibit A.





































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



Dated : May 27, 1997


                   ROBERT P. GOLDBERG REVOCABLE TRUST #2

                   By:  /S/ C. RUSSEL HANSEN, JR. FOR
                   -----------------------------------------
                   JUDITH N. GOLDBERG, TRUSTEE

                   By:  /S/ C. RUSSEL HANSEN, JR.
                   -----------------------------------------
                   C. RUSSEL HANSEN, JR., TRUSTEE

                   By:  /S/ C. RUSSEL HANSEN, JR. FOR
                   -----------------------------------------
                   JUDITH N. GOLDBERG, INDIVIDUALLY

                   By:  /S/ C. RUSSEL HANSEN, JR.
                   -----------------------------------------
                   C. RUSSEL HANSEN, JR., INDIVIDUALLY





















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                         EXHIBIT A
                    TO AMENDMENT NO. 5
                       SCHEDULE 13D


            Agreement Relating to the Filing of
        Joint Statements Pursuant to Rule 13d-1(f)

Pursuant to Rule 13d-1(f)(1)(iii) of the General Rules and Regulations of the Securities and Exchanges Act of 1934, as amended, the undersigned agree that the Amendment No. 5 to the Original Schedule 13D statement to which this exhibit is attached is filed on their behalf in the capacities set out herein below.

Dated: May 27, 1997

                   ROBERT P. GOLDBERG REVOCABLE TRUST #2

                   By:  /S/ C. RUSSEL HANSEN, JR. FOR
                   ----------------------------------------
                   JUDITH N. GOLDBERG, TRUSTEE

                   By:  /S/ C. RUSSEL HANSEN, JR.
                   ----------------------------------------
                   C. RUSSEL HANSEN, JR., TRUSTEE

                   By:  /S/ C. RUSSEL HANSEN, JR. FOR
                   ----------------------------------------
                   JUDITH N. GOLDBERG, INDIVIDUALLY

                   By:  /S/ C. RUSSEL HANSEN, JR.
                   ----------------------------------------
                   C. RUSSEL HANSEN, JR., INDIVIDUALLY

















02094001.AA1